UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Patapsco Bancorp Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

 (Title of Class of Securities)

702898 10 7

(CUSIP Number)

Gary R. Bozel
501 Washington Ave
 Suite 300
 Towson, Maryland 21204
(410) 583-7900

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 10, 2010

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 702898 10 7	13D	Page 2 of 8

1	NAMES OF REPORTING PERSONS: Gary R. Bozel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INTRUCTIONS) PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 110,393 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 110,393 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 110,393 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.69% (2)
14	TYPE OF REPORTING PERSON IN

(1)  Includes 21,989 shares owned by Par Investors LTD Partnership, a Maryland limited partnership of which Willie Investment Group, Inc., a Maryland corporation, is the sole general partner (Mr. Bozel is the sole director of Willie Investment Group, Inc.); 12,620 shares owned by 7009 Unlimited Partnership, a Maryland general partnership over which shares Mr. Bozel exercises sole voting and dispositive power; and 575 shares owned by Mr. Bozel’s wife, for which shares Mr. Bozel disclaims beneficial ownership.  For additional information, see Item 5.
(2) Based on 1,939,593 shares outstanding at November 28, 2011.

CUSIP NO. 702898 10 7	13D	Page 3 of 8

1	NAMES OF REPORTING PERSONS: Par Investors LTD Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,989
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 21,989
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,989
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.08% (1)
14	TYPE OF REPORTING PERSON PN

(1) Based on 1,939,593 shares outstanding at November 28, 2011.

Item 1.	Security and Issuer

This Schedule 13D is filed with respect to shares of common stock, par value, $0.01 per share (“Common Stock”), of Patapsco Bancorp Inc. (the “Company”), located at 1301 Merritt Boulevard, Dundalk, Maryland 21222.

Item 2.	Identity and Background

(a)
This Schedule 13D is being filed by Gary R. Bozel and Par Investors LTD Partnership, a Maryland limited partnership (“Par Investors”). Mr. Bozel and Par Investors are collectively referred to herein as the “Reporting Persons.”

(b)	Mr. Bozel’s business address and the address of Par Investors and 7009 U.P. is 501 Washington Ave, Suite 300, Towson, Maryland 21204.

(c)
Mr. Bozel is the managing principal of Gary R. Bozel & Associates P.A., a certified public accounting firm located in Towson, Maryland.  Mr. Bozel is also a Director of the Company and The Patapsco Bank (the “Bank”).  The principal business of Par Investors is to acquire, hold, sell or otherwise invest in all types of securities and other instruments for growth and income.

(d)	The Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)
The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Bozel is a citizen of the United States of America. Par Investors is a Maryland limited partnership.

Item 3.	Source and Amount of Funds or Other Consideration

Mr. Bozel individually purchased 20,600 shares with approximately $69,975 of personal funds. Par Investors purchased 14,000 shares with approximately $64,525 of partnership funds.  7009 Unlimited Partnership (“7009 U.P.”) purchased 3,575 shares with approximately $21,418 of partnership funds.

In November 28000, the Company acquired Northfield Bancorp, Inc., the parent company of Northfield Federal Savings Bank (the “Merger”). Mr. Bozel was serving as a director of Northfield Bancorp, Inc. and Northfield Federal Savings Bank at the time of the Merger.  In connection with the Merger, the shares of Northfield Bancorp common stock held by each of Mr. Bozel, Par Investors and 7009 U.P. at the effective time of the Merger were canceled and converted into the right to receive $12.50 in cash and 0.24 shares of the Company’s Series A Noncumulative Convertible Perpetual Preferred Stock (the “Preferred Stock”) and Mr. Bozel, Par Investors and 7009 U.P. received 2,893, 1,500 and 1,500 shares of Preferred Stock, respectively.  On August 5, 2004, Mr. Bozel purchased an additional 2,400 shares of Preferred Stock at a price of $31.00 per share for an aggregate 5,293 shares of Preferred Stock. On March 31, 2006, each of Mr. Bozel, Par Investors and 7009 U.P. converted each share of Preferred Stock that they owned for 3.993 shares of Common Stock.  Accordingly, Mr. Bozel received a total of 21,135 shares of Common Stock, Par Investors received 5,990 shares of Common Stock and 7009 U.P. received 5,990 shares of Common Stock.

Mr. Bozel also acquired 2,976 shares of Common Stock upon the exercise stock options to purchase shares of Common Stock on February 23, 2007 at an exercise price of $6.29 per share.

On August 3, 2009, June 30, 2010, July 14, 2010 and July 1, 2011, the Company awarded to Mr. Bozel 2,265, 593, 3,092 and 4,054 shares of Common Stock, respectively, in lieu of cash as payment of Board fees pursuant to the Patapsco Bancorp, Inc. 2004 Stock Incentive Plan.

Mr. Bozel was awarded phantom stock units pursuant to the Patapsco Bancorp, Inc. 2004 Deferral Compensation Plan (the “Plan”). On June 30, 2010, Mr. Bozel settled of all of his phantom stock units for an equal number of shares of Common Stock (18,110 shares) as a result of the termination of the Plan.

Common Stock amounts have been adjusted to reflect the 10% stock dividend paid on December 13, 2003, the 10% stock dividend paid on December 12, 2003 and the three-for-one stock split paid on August 30, 2004.

Item 4.	Purpose of Transaction

The shares covered by this Schedule 13D are being held for investment purposes.  The Reporting Persons may, from time to time, acquire additional securities of the Company using personal or partnership funds through a broker and/or privately negotiated transactions.

Except as described above and in his capacity as a director of the Company and the Bank, neither Mr. Bozel nor Par Investors has any present plans or proposals that relate to or would result in:

(a)	the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Company;

(f)	any other material change in the Company’s business or corporate structure;

(g)	changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)
causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)           Mr. Bozel beneficially owns 110,393 shares of Common Stock, representing 5.69% of the 1,939,593 shares of Common Stock deemed outstanding as of November 28, 2011, which amount includes the 21,989 shares owned by Par Investors and the 12,620 shares owned by 7009 U.P.  Par Investors beneficially owns 21,989 shares of Common Stock, representing 1.08% of the 1,939,593 shares of Common Stock deemed outstanding as of November 28, 2011.

(b)           Mr. Bozel has sole voting and dispositive power over all 110,393 shares beneficially owned by him, including the 21,989 shares of Common Stock owned by Par Investors and the 12,260 shares of Common Stock owned by 7009 U.P.  Mr. Bozel is the sole director of Willie Investment Group, Inc., the sole general partner of Par Investors.

Mr. Bozel’s wife has sole voting and sole dispositive power over the 575 shares of Common Stock held in her IRA, as to which shares Mr. Bozel may be deemed to be a beneficial owner.  Mr. Bozel disclaims beneficial ownership of the shares held in his wife’s IRA.

(c)           Since October 10, 2010, the following transactions in the Common Stock have been effected by the Reporting Persons:

Name of Reporting Person	Date of Transaction	No. of Shares	Price per Share	Type of Transaction
Gary R. Bozel	12/10/2010	3,000	$1.80	Open market purchase
Par Investors	12/10/2010	7,000	$1.80	Open market purchase
Gary R. Bozel	12/13/2010	5,000	$1.80	Open market purchase
Gary R. Bozel	7/1/2011	4,054	N/A	Award of shares in lieu of Board fees

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item7.	Material to Be Filed as Exhibits

Exhibit 1	Agreement of Joint Filing.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date November 29, 2011	/s/ Gary R. Bozel
Gary R. Bozel

PAR INVESTMENTS LTD PARTNERSHIP

	By:	WILLIE INVESTMENT GROUP, INC., General Partner

Date November 29, 2011	By:	/s/ Gary R. Bozel
Gary R. Bozel
Sole Director

EXHIBIT 1

AGREEMENT OF JOINT FILING

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned persons hereby agree to file with the Securities and Exchange Commission, the Statement on Schedule 13D (the “Statement”) to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.

 IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Date November 29, 2011	/s/ Gary R. Bozel
Gary R. Bozel

PAR INVESTMENTS LTD PARTNERSHIP

	By:	WILLIE INVESTMENT GROUP, INC., General Partner

Date November 29, 2011	By:	/s/ Gary R. Bozel
Gary R. Bozel
Sole Director